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                             February 16, 2022

       Sebastian Giordano
       Chief Executive Officer
       Transportation and Logistics Systems, Inc.
       5500 Military Trail, Suite 22-357
       Jupiter, FL 33458

                                                        Re: Transportation and
Logistics Systems, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 28,
2022
                                                            File No. 333-262408

       Dear Mr. Giordano:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 28, 2022

       Cover Page

   1.                                                   We note you are
registering 984,687,500 shares of common stock issuable upon conversion of 685,000
shares of outstanding Series G Convertible Preferred Stock. Please revise your disclosure
to clarify how you calculated this share amount, including whether the shares being
registered include shares issuable as the Make Good Amount and how you calculated the
number of shares that represent the Make Good Amount. In this regard, we note you
disclose that the shares of common stock issuable as the Make Good
                                                        Amount are based, in
part, on the average prevailing market for the five trading days prior to the date a holder
delivers notice of conversion to the company.
 Sebastian Giordano
FirstName  LastNameSebastian   Giordano
Transportation and Logistics Systems, Inc.
Comapany16,
February   NameTransportation
             2022               and Logistics Systems, Inc.
February
Page 2 16, 2022 Page 2
FirstName LastName
Principal and Selling Stockholders, page 54

2. Please revise the footnotes to your Principal and Selling Stockholders table to separately disclose for each selling shareholder the number of shares of common stock issuable upon conversion of the Series G Preferred Stock and, if applicable, issuable as the Make Good
         Amount for such Series G Preferred Stock.
Exhibits

3.       Please file an executed version of the legal opinion.
General

4. Please revise the registration statement to include updated financial statements in the
         Form S-1 and not as an exhibit to the filing. In addition, file an updated auditor's consent.
         Refer to Rule 8-08 of Regulation S-X and Item 11 of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Energy & Transportation
cc:      Michael H. Sproule, Esq.